UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
                           (Under Section 13(e) of the
                        Securities Exchange Act of 1934)


                               Essex Bancorp, Inc.
 -------------------------------------------------------------------------------
                              (Name of the Issuer)

                               Essex Bancorp, Inc.
                             Essex Acquisition Corp.
 -------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    296687106
 -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Gene D. Ross
                       President & Chief Executive Officer
                               Essex Bancorp, Inc.
               Interstate Corporate Center, Building 9, Suite 200
                                Norfolk, VA 23502
 -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)


                                   Copies to:

                            James J. Wheaton, Esquire
                             Willcox & Savage, P.C.
                           1800 Bank of America Center
                              One Commercial Place
                             Norfolk, Virginia 23510


         This statement is filed in connection with (check the appropriate box):


            (a)  [X]    The filing of  solicitation  materials or an information
                        statement  subject to Regulation  14A (ss.ss.  240.14a-1
                        through 240.14b-1), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss. 240.13e-3(c))
                        under the  Securities  Exchange Act of 1934,  as amended
                        (the "Act").


            (b)  [ ]    The  filing  of  a  registration   statement  under  the
                        Securities Act of 1933.


            (c)  [ ]    A tender offer.

            (d)  [ ]    None of the above.


         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

     Transaction Valuation*                                 Amount of filing fee
     ----------------------                                 --------------------

*For purposes of  calculating  the filing fee only.  Assumes       $311.68
the payment of $1.45 per share in exchange for a total of 1,060,642 shares of Common Stock and a total payment of $20,429 in exchange for outstanding options to acquire
Common Stock. The amount of the filing fee, calculated in accordance with Regulation 240.0-11(b) of the Securities
Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the proposed cash payment to be made in connection with the transaction, as described in the Proxy
Statement.


      [X] Check the box if any part of the fee is offset as provided by ss. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $311.68
                                 ------------------

Form or Registration No.:       PREM14A
                                ------------------

Filing Party:  Essex Bancorp, Inc.
               --------------------

Date Filed:     March 30, 2001
                ----------------

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Statement") is being filed by Essex Bancorp, Inc., a Delaware corporation (the "Company"), and Essex Acquisition Corp., a Virginia corporation ("Essex Acquisition"), in connection with an Agreement and Plan of Merger dated March 29, 2001 (the "Agreement"), a copy of which is attached as Appendix A to the proxy statement ("Proxy Statement") filed with the Securities and Exchange Commission on March 30, 2001 pursuant to Regulation 14A under the Act. Pursuant to the Agreement, the Company will be merged with and into Essex Acquisition (the "Merger"), a newly formed Virginia corporation that is wholly-owned by the Company, and all outstanding shares of common stock, $0.01 par value, of the Company (the "Common Stock") will be cancelled and exchanged automatically for right to receive $1.45 in cash, payable to the holder, without interest, upon the terms and subject to the conditions set forth in the Agreement.

         The responses and cross-references presented below provide the locations in the Proxy Statement (including the appendices thereto) of the information required to be included in response to the items of this Statement. The information in the Proxy Statement is hereby expressly incorporated herein by reference, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement. A copy of the Proxy Statement is attached hereto as Exhibit (a).

         Item 1. SUMMARY TERM SHEET.

                  The information set forth in the "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference.


         Item 2. SUBJECT COMPANY INFORMATION.


                  (a)  Name  and  address.  The  name of the  Company  is  Essex
                       ------------------
Bancorp, Inc. Its principal executive offices are located at Interstate Corporate Center, Building 9, Suite 200, Norfolk, Virginia 23502, and its telephone number is (757) 893-1300.


                  (b)  Securities.  The  securities  subject to the  transaction
                       ----------
contemplated by this Statement are the Company's Common Stock, $0.01 par value (the "Common Stock").



                  As of March 30, 2001 there were approximately 1,060,642 shares of Common Stock outstanding.


                  (c) Trading market and price.  The information set forth under
                      ------------------------
the caption "Other Information About the Company -- Market Prices of Common Stock and Dividends" in the Proxy Statement is incorporated herein by reference.


                  (d)  Dividends.  The  information  set forth under the caption
                       ---------
"Other Information About the Company -- Market Prices of Common Stock and Dividends" in the Proxy Statement is incorporated herein by reference.


                  (e) Prior public offerings. No underwritten public offering of
                      ----------------------
the Company's Common Stock has been made by the persons filing this Statement during the past three years.


                  (f)  Prior  stock  purchases.  Neither  the  Company  nor  any
                       -----------------------
affiliates of the Company have purchased any shares of the Company's Common Stock during the past two years.

         Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.


                  (a) Name and address.  The name, business address and business
                      ----------------
telephone number of each filing person on this Statement are:


           Essex Bancorp, Inc.                  Essex Acquisition Corp.
           Interstate Corporate Center          Interstate Corporate Center
           Building 9, Suite 200                Building 9, Suite 200
           Norfolk, Virginia  23502             Norfolk, Virginia  23502
           (757) 893-1300                       (757) 893-1300

The address and phone number of each executive officer and director of the Company is the same as indicated above for the Company, and the address and phone number of each executive officer and director of Essex Acquisition is the same as indicated above for Essex Acquisition. The directors and officers of the Company and Essex Acquisition are identical. The directors are identified in the Proxy Statement under the caption "Other Information About the Company - Information with Respect to Continuing Directors," and that information is incorporated herein by reference. The other executive officers of the Company and Essex Acquisition are as follows:

Earl C. McPherson:         Mr. McPherson  presently serves as President of Essex
                           First  Mortgage  and as Executive  Vice  President of
                           Loan  Production  and  Secondary  Marketing  of Essex
                           Savings Bank, F.S.B. (the "Bank"). Mr. McPherson served as Director, President and Chief Executive
                           Officer of Essex First Mortgage Corporation from 1992 until its merger with the Bank on December 31, 1998.

Roy H. Rechkemmer, Jr.:    Mr.  Rechkemmer   presently  serves  as  Senior  Vice
                           President of Finance and Treasurer of the Company and
                           the Bank. Mr.  Rechkemmer  also serves as Chairman of
                           the Bank's Asset and Liability Management  Committee,
                           Manager  of  the  Bank's  Investment   Portfolio  and
                           Administrator of the Bank's branches. Mr. Rechkemmer has been employed by the Bank and its subsidiaries since 1987.

Mary-Jo Rawson:            Ms. Rawson presently serves as Senior  Vice-President
                           and Chief Accounting Officer of the Company and the Bank. Ms. Rawson has been employed by the Company since 1992.

         Essex  Acquisition,   as  the  Company's  wholly-owned  subsidiary,  is
controlled by the Company. The Company is both a filing person and the subject company of this Statement.

                  (b) Business and background of entities. Essex Acquisition was
                      -----------------------------------
formed for the sole purpose of effecting the merger of the Company with and into Essex Acquisition pursuant to the terms and conditions of the Agreement. Essex Acquisition was incorporated in the Commonwealth of Virginia. To the best of the knowledge of Essex Acquisition, no executive officer, director or controlling person of Essex Acquisition was: (i) convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) or
(ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                  (c) Business and background of natural persons. With regard to
                      ------------------------------------------
the employment and background information of the directors of the Company and Essex Acquisition, the information set forth under the caption "Other Information About the Company -- Information With Respect to Continuing Directors" is incorporated herein by reference. The employment and background information of other executive officers of the Company and Essex Acquisition are provided above under subsection (a) of Item 3.

         The addresses of the Company and Essex Acquisition are provided above under subsection (a) of this Item 3.


To the best of the respective knowledge of the Company and Essex Acquisition, none of their respective executive officers, directors or control persons were
(i) convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

All executive officers and directors of the Company and Essex Acquisition are citizens of the United States.

         Item 4.  TERMS OF THE TRANSACTION.

                  (a) Material terms.
                      --------------

                      (i) The information set forth under the captions "The Proposed Merger -- Background of the Merger - Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" and "-- Exchange of Securities" in the Proxy Statement is incorporated herein by reference.


                      (ii) The information set forth under the captions "Summary Term Sheet -- What will I Receive in the Merger?" and "The Proposed Merger --
Background of the Merger" in the Proxy Statement is incorporated herein by reference.


                      (iii) The information set forth under the caption "The Proposed Merger -- Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.


                      (iv)  The   information   set  forth   under  the  caption
"Information About the Meeting -- Record Date, Quorum and Required Vote" in the Proxy Statement is incorporated herein by reference.


                      (v) The  information  set forth  under the  captions  "The
Proposed Merger -- Certain Effects of the Merger" and "-- Exchange of Securities" in the Proxy Statement is incorporated herein by reference.


                      (vi) Not applicable.


                      (vii)  The   information  set  forth  under  the  captions
"Summary Term Sheet -- What Are the Federal Income Tax Consequences of the Merger?" and "The Proposed Merger -- Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by reference.


                  (c)  Different  terms.  No holder of the Common  Stock will be
                       ----------------
treated in the Merger differently from any other holder of Common Stock.

                  (d)  Appraisal  rights.  The  information  set forth under the
                       -----------------
captions "Summary Term Sheet -- Do I Have Dissenters' Rights?" and "The Proposed Merger - Rights of Dissenting Shareholders" in the Proxy Statement is incorporated herein by reference.

                  (e) Provisions for unaffiliated securities holders. None.
                      ----------------------------------------------

                  (f) Eligibility for listing or trading. Not applicable.
                      ----------------------------------

         Item 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.


                  (a) Transactions. Not applicable.
                      ------------

                  (b) Significant corporate events. Not applicable.
                      ----------------------------

                  (c) Negotiations or contracts. Not applicable.
                      -------------------------

                  (e) Agreements involving the subject Company's securities. The
                      -----------------------------------------------------
information set forth under the captions "Other Information About the Company -- Employment and Other Executive Services Agreement and Plans" in the Proxy Statement is incorporated herein by reference. In addition, the Company may, from time to time in the ordinary course of its business, issue stock options and awards to its directors, officers and employees.


         Item 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.


                  (b) Use of  Securities  acquired.  The  information  set forth
                      ----------------------------
under the captions "Summary Term Sheet -- What is the Proposed Merger?" and "The Proposed Merger -- Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

                  (c) Plans.
                      -----

                      (1) The information set forth under the captions "Summary Term Sheet -- What is the Proposed Merger?" and "The Proposed Merger -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

                      (2) Not applicable.

                      (3) The information set forth under the captions "Summary Term Sheet -- What Will Happen to the Company's Outstanding Preferred Stock?" and "The Proposed Merger -- Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

                      (4) Not applicable.

                      (5) Not applicable.

                      (6)-(8) The information set forth under the caption "The Proposed Merger -- Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

         Item 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.


                  (a) Purposes. The information set forth under the caption "The
                      --------
Proposed Merger -- Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

                  (b) Alternatives.  The information set forth under the caption
                      ------------
"The Proposed Merger -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

                  (c) Reasons. The information set forth under the captions "The
                      -------
Proposed Merger -- Background of the Merger" "and "- Recommendations of the Special Committee and Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

                  (d)  Effects.  The  information  set forth under the  captions
                       -------
"Summary Term Sheet -- What Will I Receive in the Merger?", "- What Effects May Result from the Merger?", "The Proposed Merger -- Background of the Merger", "- Certain Effects of the Merger," "- Interests of Certain Persons in the Merger; Conflicts of Interest", "- Federal Income Tax Consequences," "- Conduct of the Company's Business if the Merger is Not Consummated," and "- Conduct of the
Company's Business After the Merger" in the Proxy Statement is incorporated herein by reference.

         Item 8.  FAIRNESS OF THE TRANSACTION.


                  (a)  Fairness.  The  information  set forth under the captions
                       --------
"The Proposed Merger -- Background of the Merger," "- Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" and "- Fairness Opinion of RP Financial" in the Proxy Statement is incorporated herein by reference.


                  (b)  Factors   considered   in   determining   fairness.   The
                       --------------------------------------------------
information set forth under the captions, "Summary Term Sheet -- What Are the Reasons for the Merger?", "- Has the Board of Directors Recommended that I Vote for the Merger Agreement", "The Proposed Merger -- Background of the Merger," "- Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" and "- Fairness Opinion of RP Financial" in the Proxy Statement is incorporated herein by reference.


                  (c) Approval of security  holders.  The  information set forth
                      -----------------------------
under the captions "Summary Term Sheet --What Shareholder Vote is Required to Approve the Merger Agreement?", "Information About the Meeting -- Record Date, Quorum and Required Vote" and "The Proposed Merger -- Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.


                  (d)   Unaffiliated   representative.   A   Special   Committee
                        -----------------------------
consisting of the two directors (one of whom is an employee) who will not own common stock of Essex Acquisition after the Merger selected RP Financial, LC. to prepare a report concerning the fairness of the Merger. The information set forth under the caption "The Proposed Merger -- Background of the Merger - Fairness Opinion of RP Financial" in the Proxy Statement is incorporated herein by reference. The Special Committee also retained independent legal counsel.


                  (e)  Approval  of  directors.  The Merger was  approved by the
                       -----------------------
unanimous vote of the Board of Directors of the Company, including the three directors who are not employees of the Company.


                  (f) Other offers. Not applicable.
                      ------------

         Item 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.


                  (a) Report,  opinion or appraisal.  The  information set forth
                      -----------------------------
under the captions "Summary Term Sheet -- Did the Board and the Special Committee Retain a Financial Advisor?", "The Proposed Merger -- Background of the Merger," "- Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" and "- Fairness Opinion of RP Financial" in the Proxy Statement is incorporated herein by reference.

                  (b) Preparer and summary of the report, opinion or appraisal.
                      --------------------------------------------------------
                      (1-3)  The   information  set  forth  under  the  captions
"Summary Term Sheet -- Did the Board and the Special Committee Retain a Financial Advisor?", "The Proposed Merger -- Background of the Merger" and "- Fairness Opinion of RP Financial" in the Proxy Statement is incorporated herein by reference.

                      (4) The information set forth under the captions "The Proposed Merger - Background of the Merger" and "- Fairness Opinion of RP Financial - Expenses of the Merger" in the Proxy Statement is incorporated herein by reference.

                      (5)-(6) The information set forth under the caption "The Proposed Merger -- Background of the Merger - Fairness Opinion of RP Financial" in the Proxy Statement is incorporated herein by reference.

                  (c) Fairness opinion. The fairness opinion of RP Financial has
                      ----------------
been included as an appendix to the Proxy Statement.

         Item 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.


                  (a)  Source  of funds.  The  information  set forth  under the
                       ----------------
captions "Summary Term Sheet -- How Will the Company Finance the Merger?" and "The Proposed Merger -- Source of Funds" in the Proxy Statement is incorporated herein by reference.


                  (b)  Conditions.  The information set forth under the captions
                       ----------
"Summary  Term  Sheet -- How Will the  Company  Finance  the  Merger?"  and "The
Proposed Merger -- Source of Funds" in the Proxy Statement is incorporated herein by reference. There are no alternative financing arrangements or plans in the event the primary financing plan falls through.


                  (c) Expenses. The information set forth under the caption "The
                      --------
Proposed   Merger  --  Expenses  of  the  Merger"  in  the  Proxy  Statement  is
incorporated herein by reference.


                  (d)  Borrowed  funds.  The  information  set  forth  under the
                       ---------------
captions "Summary Term Sheet -- How Will the Company Finance the Merger?" and "The Proposed Merger -- Source of Funds" in the Proxy Statement is incorporated herein by reference.


         Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a) Securities ownership.  The information set forth under the
                      --------------------
caption "Other Information About the Company -- Security Ownership of Certain Beneficial Owners" in the Proxy Statement is incorporated herein by reference.

                  (b) Securities transactions. During the 60-day period prior to
                      -----------------------
the date of the filing of this Statement, there have been no transactions effected by the Company, Essex Acquisition or any of their respective directors, executive officers or control persons regarding the Common Stock.


         Item 12. THE SOLICITATION OR RECOMMENDATION.


                  (d) Intent to tender or vote in a  going-private  transaction.
                      ---------------------------------------------------------
The information set forth under the captions "The Proposed Merger -- Background of the Merger - Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

                  (e) Recommendations of others. The information set forth under
                      -------------------------
the captions "The Proposed Merger -- Background of the Merger - Recommendation of the Special Committee and Board of Directors; Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.


         Item 13. FINANCIAL STATEMENTS.


                  (a) Financial information. The information set forth under the
                      ---------------------
caption "Other Information About the Company -- Summary Consolidated Financial Data of the Company" and in the SEC filings and financial statements incorporated by reference under the caption "Additional Information" in the Proxy Statement are incorporated herein by reference.

                  (b) Pro forma information.  Because no shares of the Company's
                      ---------------------
Common Stock will remain outstanding after the Merger, pro forma financial information is not material to the holders of the Common Stock. The information set forth under the caption "The Proposed Merger -- Pro Forma Financial Information" in the Proxy Statement is incorporated herein by reference.

                  (c) Summary  information.  The information set forth under the
                      --------------------
caption "Other Information About the Company -- Summary Consolidated Financial Data of the Company" and in the SEC filings and financial statements incorporated by reference under the caption "Additional Information" in the Proxy Statement are incorporated herein by reference.

         Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.


                  (a)  Solicitations  or  recommendations.  The  information set
                       ----------------------------------
forth under the caption "Information About the Meeting -- Solicitation of Proxies" in the Proxy Statement is incorporated herein by reference.


                  (b) Employees and corporate assets.  The information set forth
                      ------------------------------
under the caption "Information About the Meeting -- Solicitation of Proxies" in the Proxy Statement is incorporated herein by reference.


         Item 15. ADDITIONAL INFORMATION.


                  (b) Other material information. Not applicable.
                      --------------------------

         Item 16. EXHIBITS.

                  (a) Proxy Statement. Attached hereto.

                  (b) Commitment Letter dated March 15, 2001 between the Company and Centura Bank. Attached hereto.

                  (c) Fairness Opinion of RP Financial, dated March 23, 2001 (attached as Appendix B to the Proxy Statement filed as Exhibit (a) hereto).

                  (d) Agreement and Plan of Merger, dated as of March 29, 2001, by and between Essex Bancorp, Inc. and Essex Acquisition Corp. (attached as Appendix A to the Proxy Statement filed as Exhibit (a) hereto).

                  (f) Dissenters Rights under Section 262 of the Delaware General Corporation law (attached as Appendix C to the Proxy Statement filed as Exhibit (a) hereto).

                  (g) None.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 30, 2001                   ESSEX BANCORP, INC.


                                          By: /s/ Gene D. Ross
                                             ----------------------------------
                                                Gene D. Ross
                                                President and Chief Executive
                                                Officer


Dated:   March 30, 2001                   ESSEX ACQUISITION CORP.


                                          By: /s/ Gene D. Ross
                                             ----------------------------------
                                                Gene D. Ross
                                                President and Chief Executive
                                                Officer